Exhibit 99.370

NEXTECH AR FINALIZES CHANGE OF

AUDITOR TO MARCUM LLP TO BETTER ALIGN

WITH U.S. EXCHANGE UPLISTING GOAL

VANCOUVER, B.C., Canada – October 19, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services previously announced that it had changed its auditor from DMCL LLP (the “Former Auditor”) to Marcum LLP (the “Successor Auditor”), effective September 29, 2021 (the “Effective Date”), this notice is to provide an update about the conclusion of this matter.

At the request of the Company, the Former Auditor resigned as the auditor of the Company and the Board of Directors of the Company appointed the Successor Auditor as the new auditor of the Company as of the Effective Date, until the close of the Company’s next annual meeting of shareholders.

There were no modifications of opinion contained in the Former Auditor’s reports on the Company’s annual financial statements for the period commencing at the beginning of the two most recently completed financial years and ending on the Effective Date. In addition, there were no “reportable events” (as defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) between the Company and the Former Auditor.

In accordance with NI 51-102, the Notice of Change of Auditor, together with the required letters from the Former Auditor and the Successor Auditor, have been reviewed by the Company’s Audit Committee and Board and have been filed on SEDAR accordingly.

Evan Gappelberg, Nextech AR CEO previously commented, “Marcum has over 65 years of experience serving middle market companies like Nextech in the United States and around the world. Further they are a top 20 firm ranked in the USA and #5 Nationally-Ranked SEC Audit Practice. While we very much appreciate the services provided to us by DMCL, we believe the engagement of U.S.-based Marcum better serves our key goal of listing our stock on a U.S. exchange.”

Stock Compensation

Evan Gappelberg - CEO and Paul Duffy - President have taken restricted shares in lieu of cash for services rendered by Atlas Advisors LLC (Evan Gappelberg) in the amount of CAD $48,177.00 for 25,224 common shares and Moonshot Inc. (Paul Duffy) CAD $33,334.00 for 17,452 common shares. The deemed price per share is at $1.91 CAD.

For further information, please contact:

investor.relations@nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.